UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              SCHEDULE TO


     TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

                     FINANCIAL FEDERAL CORPORATION
                  (Name of Subject Company (Issuer))

                     FINANCIAL FEDERAL CORPORATION
                   (Name of Filing Person (Issuer))

               2% Convertible Senior Debentures Due 2034

                    (Title of Class of Securities)

                      317492 AE 6 and 317492 AF 3
                 (CUSIP Number of Class of Securities)

                                                      Copy to:
           Troy H. Geisser                    D. Michael Lefever, Esq.
 Senior Vice President and Secretary          Covington & Burling LLP
    Financial Federal Corporation          1201 Pennsylvania Avenue, N.W.
733 Third Avenue, New York, NY  10017          Washington, D.C. 20004
            (212) 599-8000                         (202) 662-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                       CALCULATION OF FILING FEE
Transaction Valuation*: $132,700,000         Amount of Filing Fee**: $5,215

* Calculated solely for purposes of determining the filing fee. This amount represents the maximum aggregate purchase price payable in connection with the purchase of the 2% Convertible Senior Debentures Due 2034 (the "Debentures") on April 15, 2009 (the "Purchase Date"), pursuant to the indenture.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable       Filing Party: Not applicable
Form or Registration No.: Not                  Date Filed:   Not applicable
applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
[ ] third-party tender offer subject     [ ] going-private transaction
    to Rule 14d-1.                           subject to Rule 13e-3.
[x] issuer tender offer subject to       [ ] amendment to Schedule 13D
    Rule 13e-4.                              under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        INTRODUCTORY STATEMENT

     As required by, and pursuant to the terms of and subject to the conditions set forth in, the Indenture, dated as of April 12, 2004 (the "Indenture"), between Financial Federal Corporation, a Nevada corporation (the "Company"), and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), for the Company's 2% Convertible Senior Debentures Due 2034 (the "Debentures"), this Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by the Company with respect to the right of each holder of the Debentures to sell, and the obligation of the Company to purchase, the Debentures, upon the terms and subject to the conditions set forth in the Indenture, the Debentures, the Company Repurchase Notice, dated March 4, 2009 (the "Company Repurchase Notice"), and the related notice materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the "Put Option"). This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.


Items 1 through 9.

     The Company is the issuer of the Debentures and is obligated to purchase all of the Debentures on April 15, 2009 if tendered by the holders under the terms and subject to the conditions set forth in the Put Option. Subject to the terms, conditions and adjustments specified in the Indenture and the Debentures, the Debentures are convertible into cash and, depending on the conversion price, shares of the Company's common stock, par value $0.50 per share (the "Common Stock"), in the circumstances and in accordance with the terms and conditions set forth in the Indenture.

     The Company maintains its principal executive offices at 733 Third Avenue, New York, NY 10017; the main telephone number at that address is (212) 599-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.


Item 10. Financial Statements.

     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a holder's decision whether to put the Debentures to the Company because (i) the consideration being paid to holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Debentures and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

      (b) The pro forma effect of the transaction on the Company's financial statements is not material.


Item 11. Additional Information.

      (a)    None.

      (b)    None


Item 12. Exhibits.

(a)(1)(A)   Repurchase Notice to Holders of Financial Federal
            Corporation 2% Convertible Senior Debentures Due 2034, dated March 4, 2009.

(b)         Not applicable.

(d)(1) Indenture, dated as of April 12, 2004, between the Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2004).

(g)         Not applicable.

(h)         Not applicable.


Item 13. Information Required by Schedule 13E-3.

Not applicable.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            FINANCIAL FEDERAL CORPORATION

                            By:  /s/ Steven F. Groth
                                 ----------------------------------
                                 Name:
                                 Title: Senior Vice President
                                        and Chief Financial Officer

                            Dated: March 4, 2009

                             EXHIBIT INDEX

(a)(1)(A)   Repurchase Notice to Holders of Financial Federal
            Corporation 2% Convertible Senior Debentures Due 2034, dated March 4, 2009.

(b)         Not applicable.

(d)(1) Indenture, dated as of April 12, 2004, between the Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.15 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2004).

(g)         Not applicable.

(h)         Not applicable.